U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GRAND PERFECTA, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

38611X 108

(CUSIP Number)

Shuya Watanabe, Director

Grand Perfecta, Inc.

Koyo Building, 2F, 2-36-10 Minamisuna
Koto-ku, Tokyo 136-0076 Japan

+81-3-5632-7251

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPIES TO:

Mark E. Lehman

Parsons Behle & Latimer

201 S. Main Street, Suite 1800

Salt Lake City, UT 84111

Tel: (801) 532-1234

Fax: (801) 536-6111

June 28, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38611X 108	Page 2 of 4

1	Names of Reporting Persons TAKASHI OZAWA
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions)
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization JAPAN
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) IN

2

CUSIP No. 38611X 108	Page 3 of 4

Item 1.	Security and Issuer.

The title of the class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the “Shares”) of Grand Perfecta, Inc., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is Koyo Building, 2F, 2-36-10 Minamisuna, Koto-ku, Tokyo 136-0076 Japan.

Item 2.	Identity and Background.

(a), (b), (f)         This Schedule 13D is being filed by Takashi Ozawa of Japan. The principal business address for Mr. Ozawa is Koyo Building, 2F, 2-36-10 Minamisuna, Koto-ku, Tokyo 136-0076 Japan.

(c)                       Mr. Ozawa was previously the President, Chief Operations Officer, and a Director of the Issuer, and his address is the same as that of the Issuer. On Jun 28, 2018, Mr. Ozawa resigned his positions.

(d)                       Mr. Ozawa has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                       Mr. Ozawa has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

On May 12, 2012, the Issuer completed an Agreement and Plan of Reorganization whereby it acquired 100% of the issued and outstanding shares of LinkBit Consulting Co, Ltd. (“LinkBit”) for 25,000,000 common shares in a transaction accounted for as a recapitalization of LinkBit. Mr. Ozawa was a representative director and equity owner of LinkBit and acquired Shares through such transaction.

On June 28, 2018, Mr. Ozawa exchanged his Shares for shares of common stock in Neo Sports Ltd., a Japanese company. After such exchange, Mr. Ozawa no longer had any beneficial interest in any Shares. In connection with this exchange, Mr. Ozawa resigned his positions as an officer and director of the Issuer.

Item 4.	Purpose of Transaction.

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) As of the date hereof, Mr. Ozawa does not own any Shares.

(c) – (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

Except for the arrangements described herein, to the best knowledge of Mr. Ozawa, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

None.

CUSIP No. 38611X 108	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 6, 2018	TAKASHI OZAWA

	By:	/s/ Takashi Ozawa